UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period _____ TO _____

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer
        named below:

                ADM Employee Stock Ownership Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
        principal executive officer:

                        Archer-Daniels-Midland Company
                        4666 Faries Parkway
                        PO Box 1470
                        Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS

ADM Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2001 and 2000

ADM Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements

Years Ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

The Administrative Committee
ADM Employee Stock Ownership Plan
  for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Hourly Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 24, 2002
St. Louis, Missouri

1

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Net Assets Available for Benefits

| | December 31 | |
	2001	2000
Assets		
Interest in Master Trust	**$66,788,634**	$63,810,687
Contributions receivable from employer	**494,702**	468,188
Contributions receivable from employees	**–**	175,217
Net assets available for benefits	**$67,283,336**	$64,454,092

See accompanying notes.

ADM Employee Stock Ownership Plan
for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31 | |
	2001	2000
Additions:		
Contributions from Archer Daniels Midland Company	$ 6,033,606	$ 5,736,738
Contributions from participating employees	1,721,430	5,421,221
Transfer of assets to another plan	(895,865)	(6,087,816)
Dividend and interest income	531,637	1,067,876
	7,390,808	6,138,019
Deductions:		
Benefit payments:		
Common stock	–	(722,108)
Cash	(4,999,915)	(3,512,486)
	(4,999,915)	(4,234,594)
Transfer to ADM 401(k) Plan for Hourly Employees	–	(7,636,654)
Net realized and unrealized appreciation in fair value of common stock	438,351	15,652,191
Net increase	2,829,244	9,918,962
Net assets available for benefits at beginning of year	64,454,092	54,535,130
Net assets available for benefits at end of year	$67,283,336	$64,454,092

See accompanying notes.

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

General

The ADM Employee Stock Ownership Plan for Hourly Employees (the Plan) is a defined contribution plan available to all hourly employees of Archer Daniels Midland Company (ADM or the Company) who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective August 1, 2000, the Plan was amended and restated. On that date, the Company established the ADM 401(k) Plan for Hourly Employees (ADM 401(k) Plan), which was designed to operate in cooperation with the Plan. As a result, the Plan discontinued the Plan's 401(k) features, including participants' contributions and loans, which were transferred to and provided by the ADM 401(k) Plan, except for certain locations which have not made the transition. Following the changes, the Plan, as amended, provides eligible employees with a means to acquire ADM common stock through the Company's matching contributions, which are based on participant contributions to the ADM 401(k) Plan.

As a result of the above amendment, all plan investments other than ADM common stock were transferred into the ADM 401(k) Plan effective August 1, 2000.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through July 31, 2000. Effective August 1, 2000, the Company and HPB executed a trust agreement and established a master trust for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

Prior to August 1, 2000, employees electing to participate could generally contribute from 1 percent up to as much as 10 percent of their compensation, as defined by the Plan document, with the maximum determined by the participant's participating location. As of August 1, 2000, a large portion of participant contributions, based upon the location of the related participant, are remitted to the ADM 401(k) Plan.

1. Description of the Plan (continued)

Substantially all Company contributions, as determined by location, are received in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to their account to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan.

Participants may elect at any time to convert all or any number of the shares of ADM common stock credited to their before-tax subaccount to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

2. Significant Accounting Policies (continued)

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan's investments are in the Master Trust which was established on August 1, 2000 for the investment of assets of the Plan and certain other ADM benefit plans. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 14.4 percent and 87.3 percent, respectively. The Plan's interest in the Master Trust is fully allocated to ADM common stock.

ADM Employee Stock Ownership Plan
for Hourly Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

The following table presents the fair value of investments for the Master Trust:

	December 31	
	2001	**2000**
Assets		
Cash equivalents	**$ –**	$ 8,150
Investment securities:		
ADM common stock	**349,016,405**	64,409,286
Mutual funds	**98,163,615**	6,898,506
Other common stock	**12,233,351**	1,093,420
Participant loans	**4,608,091**	721,574
Net assets available for benefits	**$464,021,462**	$73,130,936

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31, 2001	**Period August 1, 2000 (Inception) Through December 31, 2000**
Net realized and unrealized gains (losses) on investments:		
ADM common stock	**$ 1,540,661**	$25,661,780
Mutual funds	**(1,316,567)**	(284,293)
Other common stock	**(1,493,113)**	68,483
	$(1,269,019)	$25,445,970
Dividend and interest income	**$ 9,109,781**	$ 653,743

7

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100 percent vested.

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates, or beneficiaries generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

ADM Employee Stock Ownership Plan
for Hourly Employees

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 27, 2002

ADM Employee Stock Ownership Plan
for Hourly Employees

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.